SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 28 October 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Transaction in Own Shares dated 19 October 2005
99.2	Transaction in Own Shares dated 20 October 2005
99.3	Transaction in Own Shares dated 21 October 2005
99.4	Result of EGM dated 26 October 2005

99.1

19 October 2005

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 300,000 of its ordinary shares at a price of 696.31p per share.

99.2

20 October 2005

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 300,000 of its ordinary shares at a price of 700p per share.

99.3

21 October 2005

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares at a price of 695.8907p per share.

99.4

26 October 2005

 INTERCONTINENTAL HOTELS GROUP PLC ANNOUNCES RESULTS OF EGM FOR THE DISPOSAL OF
                      HOTEL INTER-CONTINENTAL PARIS SAS

InterContinental Hotels Group PLC ("IHG") announces that at the EGM held today, shareholders of IHG approved the resolution in connection with the proposed sale of the Hotel Inter-Continental Paris SAS.  Completion of this transaction is expected shortly.

Details of the votes cast on the resolution proposed at the EGM are set out below.

For:                    292,124,563
Against:                    455,349

For further information, please contact

InterContinental Hotels Group

Media Enquiries

Leslie McGibbon                                   +44 (0) 1753 410 425
                                                  +44 (0) 7808 094 471
Investor Relations
Gavin Flynn, Paul Edgecliffe-Johnson              +44 (0) 1753 410 176
                                                  +44 (0) 7808 098 972

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG
(ADRs)) is the world's largest hotel group by number of rooms.  InterContinental
Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and over 537,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne
Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn
Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and
also manages the world's largest hotel loyalty programme, Priority Club®
Rewards, with over 26 million members worldwide. In addition to this,
InterContinental Hotels Group has a 47.5% interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club
Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press
Office at www.ihgplc.com/media.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	28 October 2005